

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2018

Via E-mail
Danny Chan
Chief Executive Officer
Almost Never Films Inc.
8605 Santa Monica Blvd #98258
West Hollywood, CA 90069-4109

Re: **Almost Never Films Inc.**
Registration Statement on Form S-1
Filed April 26, 2018
File No. 333-224471

Dear Mr. Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: McMurdo Law Group, LLC